September 20, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

Re:	Solo Cup Company
Form 10-K for the Fiscal Year ended December 26, 2010
Filed March 17, 2011
Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
Filed August 12, 2011
File No. 333-116843

Dear Mr. Decker:

Reference is made to your letter, dated September 13, 2011, regarding the annual report of Solo Cup Company (the “Company”) on Form 10-K for the fiscal year ended December 26, 2010 and the quarterly report of the Company on Form 10-Q/A#1 for the fiscal quarter ended June 26, 2011. In such letter the staff of the Securities and Exchange Commission (the “Staff”) requested that the Company provide a response within ten business days or inform the Staff as to when the Company would be able to provide its response.

As discussed with Nudrat Salik, Staff Accountant, on September 19, 2011, we are in the process of preparing a response to your comments, however, we have asked for additional time within which to respond due to the travel schedules of several key personnel over the next ten days. We intend to respond to your request no later than October 4, 2011.

If you have any questions regarding the foregoing request or require additional information, please do not hesitate to contact me at 847-444-3201.

Sincerely, /s/ Robert D. Koney, Jr. ____________________________________ Robert D. Koney, Jr. Executive Vice President and Chief Financial Officer

150 S. Saunders Road, Lake Forest, Illinois 60045│ 847.444.5000 │ www.solocup.com